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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*


                                DONCASTERS plc
________________________________________________________________________________
                               (Name of Issuer)


                         AMERICAN DEPOSITARY RECEIPTS
________________________________________________________________________________
                         (Title of Class of Securities)


                                   257692103
        _______________________________________________________________
                                (CUSIP Number)

                                Gordon M. Burns
                         Katama Capital Partners, L.P.
                               333 Ludlow Street
                              Stamford, CT 06902
                                (203) 964-2140
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 8, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                                 SCHEDULE 13D
CUSIP NO.
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Katama Capital Partners, L.P.
      06-1527362
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Katama Capital Partners, L.P. is a Georgia Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,749,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,749,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,749,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

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

             STATEMENT OF INFORMATION REQUIRED PURSUANT TO SECTION 13(d)(1) OR 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  SECTION 13D

The following statement of information is being filed by Katama Capital Partners, L.P. pursuant to Regulation 240.13d-1 of the Rules and Regulations of the Securities and Exchange Commission.

Item 1.   Security and Issuer.
          -------------------

     This statement relates to the American Depositary Receipts (each, an "ADR"), of Doncasters plc, a public limited company incorporated under the laws of England and Wales (the "Issuer"), whose principal office is located at 28-30 Derby Road, Melbourne, Derbyshire DE73 1FE, England. The ADRs evidence American Depositary Shares which represent the underlying "Ordinary Shares" of the Issuer. The ADRs currently are traded on the New York Stock Exchange under the symbol "DCS." The American Depositary Shares represent the right to receive two Ordinary Shares, nominal value 25 pence per Ordinary Share, of the Issuer deposited with the Bank of New York, as Depositary, under the Deposit Agreement. The Depositary, as issuer of the ADRs, is located at 101 Barclay Street, New York, New York 10286.

Item 2.   Identity and Background.
          -----------------------

     (a) The name of the person filing this statement is Katama Capital Partners, L.P., a Georgia Limited Partnership ("Katama"). The General Partner of Katama is Katama Capital, Inc., a Delaware corporation, whose President is Mr. Gordon M. Burns.

     (b) The address of the principal office and principal place of business of Katama and Katama Capital, Inc. is 333 Ludlow Street, Stamford, CT 06902.

     (c) As its principal business, Katama engages in investment activities and activities related thereto.

     (d) During the past five years, neither Katama nor Katama Capital, Inc. has been convicted in a criminal proceeding.

     (e) During the past five years, neither Katama nor Katama Capital, Inc. was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Katama or Katama Capital, Inc. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     A portion of the ADRs were acquired by Katama through contributions of the ADRs by limited partners in exchange for partnership interests in Katama. Such ADRs were previously acquired by the limited partners in market transactions and were held without restriction. The remainder of the ADRs were acquired by Katama using cash from capital contributions by limited partners to Katama, pursuant to the Limited Partnership Agreement dated as of September 25,1998 (the "Agreement"), by and among the General Partner and the limited partners. Please see Item 5 below.

     A copy of the Agreement was previously filed as an exhibit to Katama's
Schedule 13D, filed with the Securities and Exchange Commission on October 9, 1998, Commission File No. 005-50909, and is incorporated herein by reference. The foregoing is not a complete description of the terms of the Agreement or the transactions contemplated thereby and is subject to and qualified in its entirety by reference to the Agreement.

Item 4.   Purpose of Transaction.
          ----------------------

     (a) - (b) The purchases by Katama of ADRs were made based upon Katama's view that the price of the ADRs in the market represented a good investment. Katama may acquire additional ADRs or may dispose of ADRs depending upon market conditions. The current intentions of Katama regarding the ADRs held by it may change in the future.

     On August 8, 2000, Gordon M. Burns, the President of Katama Capital, wrote a letter to the Chairman and the President and Chief Executive Officer of Doncasters plc informing the Chairman and the President and Chief Executive Officer that Katama Capital believes that its interest and the interest of other holders of ADRs of Katama would be best served by a sale of the Company noting that the prospects of the Company neither are nor will be reflected in the public market price of the ADRs within an acceptable period of time. The communication further indicated the understanding of Katama Capital that an investment banking firm recently delivered a report to the Board of Directors confirming that holders of ADR interest in Doncasters would receive a substantial premium to the current market price in a sale of the Company and that the premium to the current share price would be competitive with or superior to any other alternatives available to Doncasters. Mr. Burns requested that the Chairman and the President and CEO promptly inform the Board of Directors of his proposal that the Company be put up for sale.

     An entity related to Katama, SW Centrifugal Inc. ("SW"), a closely held Delaware corporation with principal offices in Waukesha, Wisconsin, is engaged in a similar business to that of the Issuer. Preliminary discussions between SW and the Issuer regarding a potential business combination took place in the summer of 1998. In connection with these discussions, no agreements or understandings with respect to a business combination were reached and no proposals regarding a transaction were made. Discussions between the Issuer and SW may continue in the future.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

     (h)  Not applicable.

     (i)  Not applicable.

     (j)  Not applicable.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) - (b) As of August 8, 2000, Katama owns beneficially 1,749,000 ADRs of the Issuer, representing 19.8% of the issued and outstanding ADRs, based on the reported outstanding ADRs as of the most recent information provided to holders of ADRs. Katama has sole voting and dispositive power over such ADRs.

     (c) Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     There are currently no contracts, arrangements or relationships with respect to the ADRs of the Issuer between the Issuer and Katama or Katama Capital, Inc.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit 7.1 Limited Partnership Agreement dated as of September 25, 1998, by and among the General Partner and the limited partners. (1)

          (1) Previously filed.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Katama Capital Partners, L.P.



Date: August 8, 2000          /s/ Gordon M. Burns
                           -----------------------------------------------------
                              Gordon M. Burns, President, Katama Capital, Inc.,
                              its General Partner